UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

ANADYS PHARMACEUTICALS, INC.

(Name of Subject Company)

BRYCE ACQUISITION CORPORATION

HOFFMANN-LA ROCHE INC.

(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

03252Q408

(Cusip Number of Class of Securities)

Frederick C. Kentz III

Hoffmann-La Roche Inc.

340 Kingsland Street

Nutley, New Jersey 07110

Telephone: (973) 235-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 3 (“Amendment No. 3”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the statement originally filed on October 25, 2011 by Hoffmann-La Roche Inc., a New Jersey corporation (“Parent”), and Bryce Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Anadys Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at $3.70 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2011, and in the related Letter of Transmittal.

All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO are hereby amended and supplemented as set forth below.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“The Offer period expired at 12:00 midnight, New York City time, at the end of Tuesday, November 22, 2011. According to Citibank, N.A., the depositary for the Offer, as of 12:00 midnight, New York City time, at the end of Tuesday, November 22, 2011, a total of approximately 54,532,568 Shares were tendered and not withdrawn, including 2,345,764 Shares tendered pursuant to notices of guaranteed delivery, representing a total of approximately 94% of the outstanding Shares. Purchaser has accepted all Shares that were validly tendered and not withdrawn prior to expiration of the Offer for payment pursuant to the terms of the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer.

Parent also announced in its November 23, 2011 press release its intention to effect a merger in which all Shares not owned by the Company, Parent or their respective wholly owned subsidiaries (other than Shares as to which appraisal rights are validly exercised) will be converted into the right to receive the same cash consideration per share as was paid in the Offer. Purchaser has sufficient voting power to approve the Merger without the affirmative vote of any other Company shareholder.”

The press release is filed as Exhibit (a)(5)(ii) hereto and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 is hereby amended and supplemented with the following information:

Exhibit No.	Description

(a)(5)(ii)	Press Release issued by F. Hoffmann-La Roche Ltd. on November 23, 2011

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 23, 2011

BRYCE ACQUISITION CORPORATION

By:	/s/ David P. McDede
Name: David P. McDede
Title: Vice President and Treasurer

HOFFMANN-LA ROCHE INC.

By:	/s/ David P. McDede
Name: David P. McDede
Title: Vice President and Treasurer